UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

July  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report for news releases dated July 28, 2004

DESCRIPTION:

Queenstake Announces Standard Bank Financing Cancelled & Nevada Pacific Gold Payment Rescheduled

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

 (Registrant)

Date  August 4,  2004

By         “Jack Engele”  (signed)

    (Signature)

     Jack Engele, Vice President Finance

      Queenstake Resources Ltd.

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.        Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202
USA

2.        Date of Material Change

July 28, 2004

3.        News Release

The date and place(s) of issuance of the news release are as follows:

July 28, 2004

4.        Summary of Material Change(s)

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

5.        Full Description of Material Change

Queenstake Resources Ltd. (the “Company”) reports on various financing matters.

The Company has elected not to proceed with the previously disclosed U.S. $10 million debt financing which was under negotiation with Standard Bank London Limited.  The purpose of this loan was, among other things, to refinance the Company’s U.S. $6.0 million term loan balance at the time negotiations started in March 2004.  Since that time, the Company has paid down this term loan to U.S. $0.6 million.  The Company may seek debt financing in the future.

As announced on July 20, 2004, the Company entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase 34,000,000 special warrants on an underwritten private placement basis, at a price of Cdn $0.50 per special warrant for aggregate gross proceeds of approximately Cdn $17 million. The underwriters also have the option to purchase an additional 10,000,000 special warrants at the same issue price at any time prior to the closing date for additional gross proceeds of Cdn $5 million.  Each special warrant will entitle the holder to acquire one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant will be exercisable at a price of Cdn $0.65 for a period of 18 months.  The offering is scheduled to close on or about August 10, 2004 and is subject to certain conditions including the approval of the Toronto Stock Exchange.

Negotiations are underway with the vendors of the Jerritt Canyon Mine property, of which the Company is 100% owner, to settle various deferred acquisition payments which will become due to the vendors over the next year.  Such settlement, along with payment of the Company’s remaining term loan balance, will constitute the primary use of proceeds of this C$17 million special warrant placement.

On February 2, 2004, the sale of the Company’s 100% owned subsidiary, Pangea Resources Inc., which owned 100% of the Magistral gold mine in Sinaloa, Mexico was completed, at which time the Company received U.S. $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG and a U.S. $3.0 million note payable by NPG on August 3, 2004, secured by a general security agreement over all of NPG’s assets.  On July 28, 2004 an amending agreement was reached with NPG whereby the payment of U.S. $3.0 million due to be paid to the Company on August 3 has been rescheduled, with U.S. $500,000 being paid on July 29 and the balance to be paid on September 1, 2004.

6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.        Omitted Information

Not Applicable

8.        Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Jack Engele, Chief Financial Officer
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 111)

9.        Date of Report

DATED at Denver, Colorado, this 4th day of August, 2004.

“Jack Engele” (signed)

Jack Engele, Chief Financial Officer